UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 1


                      HOSPITALITY WORLDWIDE SERVICES, INC.
                        (f/k/a Light Savers U.S.A., Inc.)
--------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   44106N 10 0
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                Jerry M. Seslowe
                     c/o Resource Holdings Associates, L.P.
                         520 Madison Avenue, 40th Floor
                            New York, New York 10022
                                 (212) 980-3883
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                January 22, 1997
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
      1          NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Resource Holdings Associates, L.P. (13-3175657)
--------------------------------------------------------------------------------
      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
      3          SEC USE ONLY

--------------------------------------------------------------------------------
      4          SOURCE OF FUNDS*
                          OO(1)
--------------------------------------------------------------------------------
      5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) OR 2(e)                      / /
--------------------------------------------------------------------------------
      6          CITIZENSHIP OR PLACE OF ORGANIZATION

                          New York
--------------------------------------------------------------------------------
  NUMBER OF              7          SOLE VOTING POWER
    SHARES
 BENEFICIALLY                                300,000(2)
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                ----------------------------------------------------------------
                         8          SHARED VOTING POWER

                                             0
                ----------------------------------------------------------------
                         9          SOLE DISPOSITIVE POWER

                                             300,000(2)
                ----------------------------------------------------------------
                        10          SHARED DISPOSITIVE POWER

                                             0
--------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON

                          300,000(2)
--------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                     / /
--------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             3.53%
--------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON*

                          PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Option (as defined below) was granted to Resource Holdings Associates, L.P., a New York limited partnership (the "Partnership") by Hospitality Worldwide Services, Inc., f/k/a Light Savers U.S.A., Inc. ("Hospitality") as compensation for services rendered as a consultant.
(2) Consists of a presently exercisable option granted to the Partnership by Hospitality to purchase 300,000 shares of Common Stock of Hospitality at a purchase price equal to $2.00 per share (the "Option").

===============================================================================
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Resource Holdings Limited (13-3154862)
-------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                        (b) / /
-------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*
                        OO(1)
-------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                       / /
-------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                        New York
-------------------------------------------------------------------------------
  NUMBER OF            7          SOLE VOTING POWER
    SHARES
 BENEFICIALLY                              300,000(2)
OWNED BY EACH
  REPORTING
 PERSON WITH
               ----------------------------------------------------------------
                       8          SHARED VOTING POWER

                                           0
               ----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           300,000(2)
               ----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           0
-------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        300,000
-------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                     / /
-------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           3.53%
-------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*

                        CO
===============================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Option was granted to the Partnership by Hospitality as compensation for services rendered as a consultant.
(2) Resource Holdings Limited, a New York corporation (the "General Partner"), is the general partner of the Partnership and consequently, is deemed to be a beneficial owner of the 300,000 shares of Hospitality Common Stock underlying the Option.

===============================================================================
     1         NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         Jerry M. Seslowe (###-##-####)
-------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                       (b) / /
-------------------------------------------------------------------------------
     3         SEC USE ONLY

-------------------------------------------------------------------------------
    4          SOURCE OF FUNDS*
                         OO(1), PF
-------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                   / /
-------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                         New York
-------------------------------------------------------------------------------
 NUMBER OF              7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                                116,668(2)
OWNED BY EACH
 REPORTING
PERSON WITH
               ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                            300,000(3)
               ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                            116,668(2)
               ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                            300,000(3)
-------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         416,668
-------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                   / /
-------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            4.91%
-------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                         IN
===============================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Option was granted to the Partnership by Hospitality as compensation for services rendered as a consultant.
(2) Consists of shares of Hospitality Common Stock owned individually by Mr. Seslowe.
(3) Mr. Seslowe is a Managing Director of the General Partner and consequently, is deemed to be a beneficial owner of the 300,000 shares of Hospitality Common Stock underlying the Option.

================================================================================
       1       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         Richard A. Bartlett (###-##-####)
--------------------------------------------------------------------------------
       2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
       3       SEC USE ONLY

--------------------------------------------------------------------------------
       4       SOURCE OF FUNDS*
                         OO(1), PF
--------------------------------------------------------------------------------
       5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                    / /
--------------------------------------------------------------------------------
       6       CITIZENSHIP OR PLACE OF ORGANIZATION

                         New York
--------------------------------------------------------------------------------
   NUMBER OF            7          SOLE VOTING POWER
     SHARES
  BENEFICIALLY                              121,666(2)
 OWNED BY EACH
   REPORTING
  PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                            300,000(3)
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                            121,666(2)
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                            300,000(3)
--------------------------------------------------------------------------------
       11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         421,666
--------------------------------------------------------------------------------
       12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                  / /
--------------------------------------------------------------------------------
       13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            4.96%
--------------------------------------------------------------------------------
       14      TYPE OF REPORTING PERSON*

                         IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Option was granted to the Partnership by Hospitality as compensation for services rendered as a consultant.
(2) Consists of (i) 116,666 shares of Hospitality Common Stock owned individually by Mr. Bartlett; and (ii) 5,000 shares of Hospitality Common Stock issuable upon exercise of presently exercisable options.
(3) Mr. Bartlett is a Managing Director of the General Partner and consequently, is deemed to be a beneficial owner of the 300,000 shares of Hospitality Common Stock underlying the Option.

================================================================================
       1       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         John C. Shaw (###-##-####)
--------------------------------------------------------------------------------
       2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
       3       SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*
                         OO(1), PF
--------------------------------------------------------------------------------
       5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                    / /
--------------------------------------------------------------------------------
       6       CITIZENSHIP OR PLACE OF ORGANIZATION

                         Connecticut
--------------------------------------------------------------------------------
   NUMBER OF            7          SOLE VOTING POWER
     SHARES
  BENEFICIALLY                              116,666(2)
 OWNED BY EACH
   REPORTING
  PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                            300,000(3)
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                            116,666(2)
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                            300,000(3)
--------------------------------------------------------------------------------
       11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         416,666
--------------------------------------------------------------------------------
       12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                  / /
--------------------------------------------------------------------------------
       13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            4.91%
--------------------------------------------------------------------------------
       14      TYPE OF REPORTING PERSON*

                         IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Option was granted to the Partnership by Hospitality as compensation for services rendered as a consultant.
(2)      Consists of shares of Hospitality  Common Stock owned  individually  by
         Mr. Shaw.
(3) Mr. Shaw is a Managing Director of the General Partner and consequently, is deemed to be a beneficial owner of the 300,000 shares of Hospitality Common Stock underlying the Option.

         This Amendment No. 1 (the "Amendment No. 1") amends the Schedule 13D dated August 19, 1996 (the "Schedule D"), filed jointly by Resource Holdings Associates, L.P., Resource Holdings Limited, Jerry M. Seslowe, Richard A. Bartlett and John C. Shaw. Except as specifically amended hereby, the Schedule D remains in full force and effect.

         Defined terms herein shall have the meaning specified in the Schedule 13D, except as otherwise provided herein.

         Item 1 is hereby amended in its entirety to read:

Item 1.  SECURITY AND ISSUER

         The title of the class of equity security to which this statement relates is the Common Stock, $.01 par value per share, of Hospitality Worldwide Services, Inc., f/k/a Light Savers U.S.A., Inc., a New York corporation ("Hospitality"), and the address of its principal executive offices is 509 Madison Avenue, Suite 1114, New York, New York 10022.

         Item 4 is hereby amended in its entirety to read:

Item 4.  PURPOSE OF TRANSACTION.

         The Partnership was granted the Option as compensation for services rendered to Hospitality as a consultant. The Option is presently exercisable. Should the Partnership exercise the Option it would do so solely for investment purposes. The services consist of general financial advisory services, including strategic planning and assistance in obtaining equity and debt financing and in structuring and negotiating merger and acquisition opportunities.

         The 116,668 shares of Common Stock of Hospitality owned individually by Mr. Seslowe were acquired solely for investment purposes. The 116,668 shares of Common Stock of Hospitality owned individually by Richard A. Bartlett were acquired solely for investment purposes. The 5,000 shares of Common Stock of Hospitality issuable upon exercise of presently exercisable options held by Mr. Bartlett were granted to Mr. Bartlett by Hospitality in his capacity as a Director of Hospitality. The 116,666 shares of Common Stock of Hospitality owned individually by John C. Shaw were acquired solely for investment purposes. Subject to the disclosure above with respect to the Board nominations, each of the Reporting Group intends to hold its shares of Common Stock solely for investment purposes and not to facilitate a possible acquisition of control of Hospitality. Notwithstanding the foregoing, however, depending on the pricing, availability of the Common Stock, future developments at and pertaining to Hospitality, other investment and business opportunities available to any member of the Reporting Group, and general economic conditions, any member of the Reporting

Group or its affiliates may determine to purchase, in the open market, in privately negotiated transactions, or otherwise, additional shares of Common Stock or otherwise seek to obtain control of Hospitality. In addition, depending on the factors described above, any member of the Reporting Group also may determine to sell in the open market, in privately negotiated transactions, or otherwise, all or part of their shares of Common Stock of Hospitality.

         Each member of the Reporting Group is aware that Hospitality has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-3 with respect to the registration of Common Stock for resale currently held by Messrs. Seslowe, Bartlett and Shaw and certain other stockholders of Hospitality and for shares underlying the Option held by the Partnership. Mr. Bartlett is aware that Hospitality is preparing to file with the SEC a Registration Statement on Form S-8 with resepct to the registration of shares underlying options held by Mr. Bartlett and certain other optionholders.

         On January 15, 1997 the Partnerhsip was issued 200,000 shares of Common Stock with respect to the exercise of 200,000 shares of Common Stock underlying the Option. On January 22, 1997 the Partnership disposed of said 200,000 shares.

         In connection  with the  financial  advisory  services  rendered by the
Partnership  to  Hospitality,   the  Partnership  was  to  make  recommendations
regarding the composition of the Board of Directors of Hospitality. The Partnership had proposed that Hospitality nominate for election to the Board of Directors Louis K. Adler, George Asch and Richard A. Bartlett at the annual meeting of the shareholders of Hospitality held on the September 26, 1996. Messrs. Adler, Asch and Bartlett were duly elected to the Board of Directors of Hospitality at the September 26, 1996 annual meeting.

         Item 5 is hereby amended in its entirety to read:

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, (i) the Partnership beneficially owned 300,000 shares of Hospitality Common Stock, constituting 3.53% of the shares of Hospitality Common Stock outstanding as of the date hereof; (ii) the General Partner is attributed beneficial ownership of 300,000 shares of Hospitality Common Stock, constituting 3.53% of the shares of Hospitality Common Stock outstanding as of the date hereof; (iii) Mr. Seslowe is attributed beneficial ownership of 416,668 shares of Hospitality Common Stock, constituting 4.91% of the shares of Hospitality Common Stock outstanding as of the date hereof; (iv) Mr. Bartlett is attributed beneficial ownership of 421,666 shares of Hospitality Common Stock, constituting 4.96% of the shares of Hospitality Common Stock outstanding as of the date hereof; and (v) Mr. Shaw is attributed beneficial ownership of 416,666 shares of Hospitality Common Stock, constituting 4.91% of the shares of Hospitality Common Stock outstanding as of the date hereof. As of the dated hereof there were 8,190,655 shares of Hospitality Common Stock outstanding.

         (b) The General Partner, on behalf of the Partnership, has the sole power to vote and to dispose of all of the remaining 300,000 shares of Hospitality Common Stock underlying the Option.

         As Managing Directors of the General Partner, Messrs. Seslowe, Bartlett and Shaw each have shared power to vote and to dispose of all of the remaining 300,000 shares of Hospitality Common Stock beneficially owned by the Partnership pursuant to the Option. The approval of any two of the three Managing Directors of the General Partner is necessary to vote or dispose of the aforementioned shares.

         Messrs. Seslowe, Bartlett and Shaw each have sole power to vote and to dispose of all of the 116,668, 121,666, and 116,666 shares beneficially owned by them, respectively.

         (c) See "Item 3. Source and Amount of Funds and Other Consideration" above for information as to shares of Hospitality Common Stock recently acquired by the Reporting Group. Except as disclosed therein, the Reporting Group has not acquired or disposed of, within the past 60 days, any shares of Hospitality Common Stock.

         (d) No person other than as outlined herein has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Hospitality Common Stock that are the subject of this Schedule 13D.

         (e) As of January 22, 1997, the date the Partnership disposed of 200,000 shares of Hospitality Common Stock, each member of the Reporting Group ceased to be the beneficial owner of more than 5% of the outstanding common stock of Hospitality.

Item 7.  EXHIBITS TO AMENDMENT NO. 1 TO SCHEDULE 13D.

         1. Joint Filing Agreement, by and among the Partnership, the General Partner, Jerry M. Seslowe, Richard A. Bartlett and John C. Shaw, dated February 3, 1997.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 3, 1997

                                         RESOURCE HOLDINGS ASSOCIATES, L.P.

                                         By: RESOURCE HOLDINGS
                                             LIMITED, its General
                                             Partner



                                             By: /s/ Jerry M. Seslowe
                                                 --------------------
                                                 Jerry M. Seslowe
                                                 Managing Director


                                         RESOURCE HOLDINGS LIMITED


                                         By: /s/ Jerry M. Seslowe
                                             --------------------
                                             Jerry M. Seslowe
                                             Managing Director


                                         Jerry M. Seslowe
                                         -------------------------------
                                         Jerry M. Seslowe, Individually



                                         Richard A. Bartlett,
                                         -------------------------------
                                         Richard A. Bartlett,
                                         Individually


                                         John C. Shaw
                                         -------------------------------
                                         John C. Shaw, Individually